March 22, 2021

Mitchell Austin

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-11431
CIK No. 001832460

Dear Mr. Austin:

Reference is made to our letter, filed as correspondence via EDGAR on March 18, 2021, in which we requested that the Securities and Exchange Commission take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at 10:30 a.m. EDT on March 22, 2020 (the “Offering Statement”).

We are no longer requesting that the Offering Statement be declared qualified at this time, as we are still awaiting final clearance from the Financial Industry Regulatory Authority. Therefore, we hereby formally withdraw our request for qualification at this time.

The Company requests that it be notified of any questions via phone at (858) 200-5871 or email to lee@robotcache.com.

Sincerely,

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	Chief Executive Officer